Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
HESAI INC.	United States
Oxigraf, Inc.	United States
Hesai Hong Kong Limited	Hong Kong
Hesai Technology Co., Ltd.	PRC
Shanghai Hesai Trade Co. Ltd.	PRC